

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

Via E-mail
James Sammon
Chief Executive Officer
Greenwind NRG Inc.
69 Saphire, The Grange
Stilorgan, Co.
Dublin, Ireland

Re: Greenwind NRG Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed July 11, 2012
File No. 333-178741

Dear Mr. Sammon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Much of the prospectus has been drafted by a director and officer of the company, page 10

1. We note your response to prior comment 3; however, your risk factor caption and text continue to state that there may be errors in the prospectus. If your procedures create a material risk of errors in your registration statement, it remains unclear why you believe it is appropriate for the registration statement to be declared effective. If there is not a material risk of error in your registration statement, it is unclear what the purpose of the caption and last sentence of this risk factor is. Did you mean instead to disclose that, although you believe that you now have corrected the errors in this prospectus and have changed your procedures, there remains a risk that your new procedures might not be

effective and thus you might incur material liability for errors in future filings? Please clarify.

If we do not file a Registration Statement on Form 8-A, page 12

2.   In the caption and text of this risk factor you refer to "no longer" being subject to the proxy statement requirements. Please clarify to which proxy statement requirements you are leading investors to believe you will be subject before you register your securities on Form 8-A. Also, please highlight the caption of this risk factor with at least the same prominence as you highlight the captions of the other risk factors in your prospectus.

Plan of Distribution; Terms of the Offering, page 18

3.   Regarding your response to prior comment 7:

- Please clarify whether the acceptance of the subscription agreement and funds mentioned in the first sentence of the penultimate paragraph on page 19 is the same as the board approval that you mention in that paragraph;
- Please revise the vague term "shortly after" with more specific information. The period of time during which you will have investors' funds before investors will have rights as shareholders remains unclear.
- Please reconcile your disclosure here that investors will have rights of shareholders after the board approves issuances after receipt of proceeds with your statement in exhibit 99.1 that closing will occur on the date that you receive the subscription agreement and payment.

Products, page 24

4.   Please reconcile the prices and mark up percentage disclosed here and in exhibit 10.3 with the price information on your web site. If you plan to sell products at a loss, please address this issue in your risk factors and Management's Discussion and Analysis.

Liquidity and Capital Resources, page 25

5.   Please update the disclosure in this section.

Rule 144, page 34

6.   Given that the company and its management are in possession of the facts relating to your disclosure, we are unable to provide you any comfort regarding the accuracy of your analyses or conclusions in your responses to our comments, including in your response to prior comment 9 and related comments. We refer you to the acknowledgements

mentioned at the end of this letter that must accompany any request to accelerate the effective date of this registration statement. However, if you intend to take the position that you can facilitate resales of your restricted securities – whether by removing or omitting restrictive legends or similar actions – in reliance on Rule 144 based on your conclusion that you are not an issuer described in Rule 144(i)(1)(i), please include in your prospectus a risk factor to explain clearly the potential risks of being incorrect regarding your status under Rule 144(i). Address the potential liability created by the risk that the exemption from registration on which you relied for the initial issuance of the restricted securities was not available because the purchasers were underwriters.

Exhibit 5.1

7.   We will continue to evaluate your response to prior comment 11 after you file the revised opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

James Sammon
Greenwind NRG Inc.
July 20, 2012
Page 4

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Scott Doney, Esq.